Troutman Pepper Hamilton Sanders LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com

November 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	StratCap Digital Infrastructure REIT, Inc. (f/k/a Strategic Wireless Infrastructure Fund II, Inc.) Amendment No. 2 to
Draft Registration Statement on Form S-11 Submitted May 10, 2024 CIK No. 0001868516

Ladies and Gentlemen:

This letter sets forth the confidential response of our client, StratCap Digital Infrastructure REIT, Inc. (f/k/a Strategic Wireless Infrastructure Fund II, Inc.) (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 28, 2024, pertaining to the Amendment No. 2 to Draft Registration Statement on Form S-11 (the “Draft Registration Statement”), which was confidentially submitted to the Commission on May 10, 2024. The Company has prepared and confidentially submitted herewith Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-11

Cover Page

1.	Comment: We note your response to prior comment 3. Please revise your disclosure to clarify the circumstances under which the board would make the determination to calculate NAV on a monthly basis. Additionally, we note your disclosure that you would submit a prospectus supplement to address such a change. Please advise why this would not be considered a fundamental change necessitating a post-effective amendment given that you will be revising your method of pricing your shares.

Response: The Company will calculate its NAV on a monthly basis. Accordingly, the Company revised the disclosure on the cover page of the Prospectus and throughout the Prospectus to provide that the NAV will be calculated on a monthly basis. While the Company does not intend to change the frequency with which it will calculate its NAV, the Company notes to the Staff that it would consider such change a fundamental change necessitating a post-effective amendment.

November 12, 2024 Page 2

Market Overview, page 77

2.	Comment: Please update your market data, as your reported rent collection data reflects information from 2020.

Response: The Company respectfully notes to the Staff that, as noted on page 82 of the section of the Prospectus entitled “Market Overview”, the reported rent collection data is intended to show rent collection data through the COVID-19 pandemic during 2020 and that reported rent collection rates for public data center and cell tower REITs were the highest among various real estate sectors as reported by Hoya Capital.

Investments in Real Estate and Real Estate Debt, page 99

3.	Comment: We note you populated the table presented on the top of page 99. We further note that you report Other - DataCom Joint Venture segment revenue of $688,695, which you state is your 51% share of the revenue of the joint venture. The amount of $688,695 does not appear to be segment revenue, as there is no revenue for this segment within your segment footnote disclosure on page F-27. Please relabel the column on page 99 with a term that is not the same as nor confusingly similar to a GAAP term.

Response: The Company relabeled the column in the table on page 104 in the section entitled “Investments in Real Estate and Real Estate Debt” to indicate “Investment Type” and relabeled the column entitled “segment revenue” to indicate “gross revenue” because the revenues of the DataCom joint venture are not segment revenue within the meaning of GAAP.

4.	Comment: Please tell us the nature of the differences between the asset acquisition prices listed on page 100 and the asset acquisition costs listed on page F-23, and revise if needed.

Response: The Company notes to the Staff that unlike the asset acquisition costs listed on page F-22 of the Company’s footnote disclosure, the “acquisition prices” listed on pages 104-105 in the section entitled “Investments in Real Estate and Real Estate Debt” of the Prospectus do not include capitalized costs related to due diligence and other acquisition-related costs. The Company revised its disclosure on pages 104-105 of the Prospectus to include acquisition-related costs as a separate column.

5.	Comment: We note your table on page 101 that discloses the principal provisions of the lease terms as of the acquisition date of your material properties. Please further disclose, if different, the current expiration date as of the date of the filing.

Response: The Company revised the disclosure in the table on page 107 in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt” to include the current lease expiration dates for material properties.

November 12, 2024 Page 3

6.	Comment: We note your response to prior comment 7. In your table under Investments in Real Properties, please add a column that reflects your average base rent. Under your column titled Average Effective Annual Base Rent, please revise footnote (1) to reflect that this metric takes into account tenant concessions, such as reimbursements and abatements.

Response: The Company revised footnote (1) to the table on page 104 of the Prospectus to provide the following: “Average Annual Base Rent and Effective Base Rent Per Lease represents the annualized June 30, 2024 base contractual rent per tenant lease and includes the impact of tenant concessions, such as free rent and tenant reimbursements, but excludes tenant recoveries for common area maintenance, straight-line rent adjustments for scheduled rent escalations and above-market and below-market lease amortization.”

December 31, 2023 NAV Per Share, page 166

7.	Comment: Please tell us and revise your filing to clarify the nature and purpose of the line item for accrued expense support repayment within your table on page 166.

Response: The Company notes to the Staff that the accrued expense support repayment within the table on page 175 of the Prospectus represents the funded operating expenses and organizational and offering costs that were recognized under the Expense Support Agreement and Advisory Agreement, respectively, which are added back to the Company’s net asset value until they are amortized and realized by the Company. Pursuant to the terms of the Expense Support Agreement, expenses under the Expense Support Agreement that have not been realized within the four year-period in which they were originally incurred will be deemed expired and the Company’s external advisor would bear that expense. The Company revised its disclosure to add footnote (1) to the table on page 175 of the Prospectus to clarify the nature and purpose of the accrued expense support repayment as it relates to the determination of the Company’s net asset value.

Description of Capital Stock, page 173

8.	Comment: We note your response to prior comment 4; however, the material differences among your securities is still unclear. For example, please clarify the rights associated with the A, AX, DX and IX shares, including voting rights and rights to distributions from the operating partnership, rights under your share repurchase program and conversion rights. See Item 202(a)(4) of Regulation S-K.

Response: The Company revised its disclosure beginning on page 187 of the Prospectus in the section entitled “Description of Capital Stock” to further clarify the differences, if any, between the material terms of, and the rights associated with, the Company’s classes of common stock offered in the public offering and in the Company’s private offering.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 885-2546.

November 12, 2024 Page 4

Sincerely,

/s/ Mary Katherine Rawls
Mary Katherine Rawls
Partner

cc:	James Condon

Heath D. Linsky